Exhibit 99.1
Corporate Office	UK Office
150 King Street West, Suite 1500	70 Oathall Road, Haywards Heath
P.O. Box 38	West Sussex, RH16 3EN
Toronto, ON M5H 1J9	United Kingdom
Phone: +1 416 342 5560	Phone: +44 (0) 1444 411 900
Fax: +1 416 348 0303	Fax: +44 (0) 1444 456 901
www.lundinmining.com

NEWS RELEASE

LUNDIN MINING RELEASES 2010 GUIDANCE

Toronto, December 11, 2009 (TSX: LUN; OMX: LUMI) Lundin Mining Corporation (“Lundin Mining” or the “Company”) today provided guidance for its wholly-owned operations in 2010.

Commenting on the guidance, Mr. Phil Wright, President and CEO of Lundin Mining said “Our European operations continue to perform well and our production outlook for 2010 is largely unchanged from 2009 with the exception of zinc following the closure of full operation at Galmoy in 2009

“Our capital expenditure is expected to be around $250 million in 2010, of which $160 million represents investment in new capacity”.

2010 Production and Cost Guidance

(contained tonnes)		2010 Guidance		2009 Guidance
		Tonnes	C1 Cost	Tonnes	C1 Cost
Neves - Corvo	Cu	82,000	1.20	84,000	1.10
	Zn	3,000
Zinkgruvan	Zn	75,000	0.30	72,000	0.30
	Pb	36,000		34,000
	Cu	1,000
Aguablanca	Ni	7,500	5.80	7,200	5.00
	Cu	7,000		7,000
Galmoy	Zn	14,000.30		28,000	n/a
(in ore)	Pb	4,000		6,000
Total	Cu	90,000		91,000
	Zn	92,000		100,000
	Pb	40,000		40,000
	Ni	7,500		7,200
Cash costs remain dependent upon exchange rates (2010 €/USD: 1.42). Cash cost of nickel is highly leveraged to metal price owing to the price participation formula in smelter terms.

Neves-Corvo: Copper production expected to be similar to 2009. Zinc production is generated from the recently commissioned plant which recovers metal from tailings. Production from the zinc line is expected to resume in 2011 at the rate of 50,000 tpa although an earlier start, at the rate of 25,000 tpa, is under evaluation. C1 costs are projected to increase as a result of a stronger Euro and an expected small reduction in the average head-grade (as a result of lower volumes coming from the high-grade Corvo benches). Zinkgruvan: Production is expected to increase as a result of higher throughput. C1 costs remain low-cost quartile.

Aguablanca: Guidance is in accordance with the revised operating plan announced in conjunction with the Q2 2009 release. The higher C1 cost reflects the high price participation in smelter terms and is based on a nickel price of $6.50. Smelter terms will be renegotiated during 2010.

Galmoy: Sales of remnant high-grade ore are expected to be made to an adjacent mine for processing. Production tonnage is based on a 50% attributable-share to Lundin Mining. Final transport approvals are yet to be received, however we consider these sales more likely than not.

2010 Capital Expenditure Guidance

Capital expenditures for the year are expected to be around $250 million which includes:

  Sustaining capital in European operations: $90 million (2009 - $80 million). Increase related to the tailings facility at Neves-Corvo;

  New investment capex in European operations: $60 million (2009 - $35 million). Increase related to the zinc expansion at Neves-Corvo, using existing orebodies, and decline development for access to the new Lombador orebodies ;

  Investment in Tenke: For planning purposes we have contemplated a range of scenarios for our share of new capital investment funding. Under the circumstances where Tenke investment in 2010 is limited to moderate levels of concession exploration, necessary sustaining capital, minor plant debottlenecking and a tailings dam raise, we estimate our share of funding to be around $40 million (2009 - $60 million). Under the scenario of aggressive expansion of the existing plant we contemplate our share of expansion funding next year to be up to $100 million. Next year’s Tenke funding levels will be contingent on a number of factors including the results of the currently progressing expansion feasibility study and successful resolution of the contract review. Final decisions on capital investment levels for 2010 are ultimately made by the operator of the project.

Exploration/resource acquisition is expected to reduce from around $22 million in 2009 to $20 million in 2010 of which approximately $10 million will be spent on exploration drilling to delineate additional copper resources at Neves Corvo.

Commenting on the capital plans, Mr. Wright said “We are investing around $60 million in new projects at our European operations and will be bringing forward the Lombador feasibility study during 2010 while concurrently undertaking the zinc expansion for production from the existing orebody.

“Tenke is running well at nameplate copper production and it is expected that production can be lifted by another 50% through low-cost de-bottlenecking measures and modest levels of expansion investment once it is decided to proceed.

“The Company remains cautious in the short-term however our operations in Europe are running well, Tenke is being well run and our capital structure is conservative for our present portfolio of assets.

“We continue to invest in internal growth options that will position us well to take advantage of the next upward movement in prices that we anticipate once the effects of expected supply constraints are felt” Mr. Wright said.

About Lundin Mining

Lundin Mining Corporation (“Lundin”, “Lundin Mining” or the “Company”) is a diversified base metals mining company with operations in Portugal, Spain and Sweden, producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes expansion projects at its Zinkgruvan and Neves-Corvo mines along with its equity stake in the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo.

On Behalf of the Board,
Phil Wright
President and CEO

For further information, please contact:
Sophia Shane, Investor Relations North America: +1-604-689-7842
Marie Inkster, Chief Financial Officer: +1-416-342-5560
Robert Eriksson, Investor Relations Sweden: +46 8 545 015 50

Forward Looking Statements

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, nickel, lead and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Cautionary Notes to Investors - Reserve and Resource Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves Definitions and Guidelines” (the “CIM Guidelines”). The definitions of mineral reserves and mineral resources are set out in our disclosure of our mineral reserve and mineral resource estimates that are disclosed or incorporated by reference in this Annual Information Form.

The Company uses the terms “mineral resources”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. While those terms are recognized by Canadian securities regulatory authorities, they are not recognized by the United States Securities and Exchange Commission (the “SEC”) and the SEC does not permit U.S. companies to disclose resources in their filings with the SEC.

Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.